Filed by Pampa Energía S.A. (Pampa Energy Inc.) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d‑2(b) under the Securities Exchange Act of 1934
Subject Company:  Petrobras Argentina S.A.
Filer’s Commission File Number: 001‑34429
Subject Company’s Commission File Number: 333‑155319
Date: October 25, 2016

Announcement Regarding the Merger

On October 24, 2016, Pampa Energía S.A., an Argentine corporation (“Pampa Energía”), made a filing (the “Filing”) with the Argentine Securities Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) regarding the merger of Pampa Energía with Petrobras Argentina S.A., Petrobras Energia International S.A. and Albares Renovables Argentina S.A., with Pampa Energía as the surviving company. An English-translation of the Filing is attached as Exhibit 1.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Pampa Energía will file with the U.S. Securities and Exchange Commission (“SEC”). Pampa Energía has filed a tender offer statement on Schedule TO (and may later file amendments thereto) and a registration statement on Form F‑4 (and may later file amendments thereto), and Petrobras Argentina will file a Solicitation/Recommendation Statement on Schedule 14D‑9 (and may later file amendments thereto), in each case, with the SEC with respect to the tender offer and the exchange offer. Pampa Energía and Petrobras Argentina may also file other documents with the SEC regarding the transaction. THE TENDER OFFER AND EXCHANGE OFFER MATERIALS (INCLUDING A PROSPECTUS, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER AND EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. PETROBRAS ARGENTINA SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PETROBRAS ARGENTINA SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING SELLING OR EXCHANGING THEIR SECURITIES. The Prospectus, the related Letter of Transmittal and certain other tender offer and exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Petrobras Argentina shares at no expense to them. The tender offer and exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting the information agent for the offers, Georgeson LLC, by phone at +1 888 293 6812 (U.S. toll-free) or +1 781 575 2137 (international), or via e mail at PetrobrasArgentina@georgeson.com.

In addition to the Prospectus, the related Letter of Transmittal and certain other tender offer and exchange offer documents, as well as the Solicitation/Recommendation Statement, Pampa Energía and Petrobras Argentina file annual and current reports and other information with the SEC. You may read and copy any reports or other information filed by Pampa Energía and Petrobras Argentina at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1‑800‑SEC‑0330 for further information on the public reference room. Pampa Energía’s and Petrobras Argentina’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit 1

Buenos Aires, October 24, 2016

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.:      Relevante Event. Merger

Dear Sirs:

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”, indistinctively) to inform that on the date hereof, the Board of Directors of the Company, in relation to the merger announced between Pampa, as the surviving company (the “Surviving Company”) and Petrobras Argentina S.A. (“Petrobras”) as the merged company, resolved to incorporate two companies that are 100% controlled, either directly or indirectly, by Petrobras as merged companies as well. Those companies are Petrobras Energia Internacional S.A. (“PEISA”) and Albares Renovables Argentina S.A. (“Albares” and, together with PEISA and Petrobras, the “Merged Companies”). The merger of said companies will bring important benefits for the Company and the whole corporate group to which it belongs because it will allow for more resources efficiencies and take advantage of the scale and expertise provided by Pampa as the Surviving Company.

Moreover, it is informed that the Surviving Company and the Merged Companies are working on a Special Merger Financial Statement and a Consolidated Special Merger Financial Statement as of October 31, 2016. Consequently, the Board of Directors resolved that the abovementioned merger will be effective as of November 1st, 2016; subject to all necessary corporate approvals, both from the Board of Directors and the Shareholders Meeting as well as the registration of the merger and the dissolution without liquidating of the Merged Companies before the Public Registry.

Best regards,

María Agustina Montes

Responsible of Market Relations